EXHIBIT 99.1

Press Release
                                        [Head Logo Omitted]

HEAD NV Announces Results For The Three Months and Six Months Ended June 30,
2002

Rotterdam - August 13, 2002 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced today its results for the three months and six months ended June 30, 2002. For the three months ended June 30, 2002, Head had revenues of $72.8 million, an operating loss of $3.2 million and a net loss of $9.3 million, compared with revenues of $75.6 million, an operating loss of $2.3 million and a net loss of $2.5 million for the three months ended June 30, 2001. The loss per share for the three month period was $0.25 compared to $0.07 for the same period in 2001.

For the six months ended June 30, 2002, Head had revenues of $147.7 million, an operating loss of $5.1 million and a net loss of $12.8 million compared with revenues of $152.9 million, an operating loss of $5.4 million and a net loss of $4.2 million for the six months ended June 30, 2001. The loss per share for the six month period was $0.34 compared to $0.11 for the same period in 2001.

Johan Eliasch, Chairman and CEO, commented: "Against tough market conditions, I am pleased to report that our sales and operating margins for the six months to June 2002 have increased on a like for like basis (excluding footwear sales) compared to the equivalent six month period last year. I would also like to point out that below the operating line, foreign exchange movements, especially the euro versus the US dollar, have negatively impacted our net income and EPS.

We have seen a strong performance from our racquets division and are very pleased with the progress of our new UK subsidiary as well as our trading activities in Scandinavia, South Korea and Russia.

The launch of the new Intelligence X-Series tennis racquet, the Pro Penn Marathon and Penn Prestige balls, and the Intelligence ski should enhance our technological leadership and allow us to compete well in the current tough market conditions. Head has been actively strengthening its alpine race team, with the signing of a number of new skiers including Franco Cavegn,Markus Eberle and Marco Casanova. In addition, we are very pleased about re-signing Marat Safin the current world number 2 tennis player in the ATP rankings."

Revenues

                                            For the Three Months         For the Six Months
                                                Ended June 30,             Ended June 30,
                                                2001         2002        2001         2002
                                            -----------  -----------  -----------  -----------
                                            (unaudited)  (unaudited)  (unaudited)  (unaudited)
                                                  (in thousands)            (in thousands)
Product category:

Winter Sports.............................. $  1,739     $  1,521     $  13,574    $  13,442
Racquet Sports.............................   46,640       45,529        94,634       92,699
Diving.....................................   24,527       23,291        40,029       37,382
Licensing..................................    2,648        2,507         4,678        4,187

   Total Revenues.......................... $ 75,555     $ 72,847     $ 152,915    $ 147,711

Racquet Sports

Excluding footwear sales in 2001 and the effect of exchange rate movements, like for like Racquet Sports sales increased by $8.1 million (9.4%) in the six months to June 2002 compared to the six months to June 2001. Market share gains in Japan, a key racquets market, and a good performance by Penn, especially in the US, contributed to this growth.

We saw positive margin improvements in this division, as a result of both the exclusion of the low margin footwear business and manufacturing efficiencies in our US tennis ball operation.

During the quarter, the division launched the next level of Intelligence racquet technology, the "Head Intelligence X", with additional Intellifibers in the racquet head for Xtra Precision and two new tennis balls: the Marathon- a new longer lasting performance ball, and the Prestige aimed specifically at Germany, Europe's largest market.

In addition, we are pleased to announce that Marat Safin has re-signed with Head
- he is the currently ranked number two in the ATP rankings, and has reached the semi-finals at the French Open and the quarter-finals at the Toronto TMS event since re-signing with Head.

For the remainder of the year, while we expect the market to decline, especially in Latin America and Germany, we are forecasting a solid performance from our racquet sports division. Based on constant currencies, we expect low single digit growth (excluding footwear) and some increase in the margin due to the exclusion of the low margin footwear business and improvements in manufacturing efficiencies.

Winter Sports

The first half of the year is a low sales season for our Winter Sports division, the main focus being the building of an order book for delivery in the third and fourth quarters. The results are therefore not indicative of the full year, although we are pleased to report that, excluding the effect of changes in exchange rates, revenues in Winter Sports increased by $0.4 million, or 2.7% in the six months to June 2002 compared to the six months to June 2001. This increase was due to higher sales of our snowboard products and ski boots.

During the last quarter, our Winter Sports Division has been actively strengthening its race team (that already includes such greats as Hannes Trinkl and Werner Franz) with a number of new skiers including Franco Cavegn and Marco Casanova of Switzerland and Marcus Eberle of Germany. This, combined with the launch of the new Intelligence ski, should make for an interesting race season.

The outlook for the remainder of the year is very dependent on market conditions, and the winter sports market is one of the toughest we have seen for many years. With two years of poor snow and excess inventory in the stores, we are expecting that overall the market will decline in 2002.

Against this backdrop, Head has improved bookings of high price point skis. There is still some weakness at the lower price points and overall we are expecting sales to decline slightly from last year. The same is expected for bindings. With ski boots and snowboards, we expect single digit growth, and these will both change the overall mix of the division to slightly reduce the gross margin.

Diving

Diving revenues for the six months ended June 30, 2002, excluding the effect of changes in exchange rates, decreased by $2.5 million, or 6.1%, from the comparable 2001 period. Continued reduction in air travel and general economic conditions are suppressing the diving market, especially in the US.

Our diving division is taking advantage of areas of growth such as the markets in South East Asia, and new products such as the Proton regulators are allowing us to gain market share in the high tech segments.

For the remainder of the year, we see no increase in consumer travel in either the US or in Europe and it is expected that the market will continue to be weak.

Our division's results have been, and will continue to be impacted by these poor market conditions. While we have maintained our market share, we are anticipating continued tough market conditions and expect sales to slightly decline compared to 2001.

Licensing

The licensing division has undergone two changes over the last year: the sports bag business is now sold directly by our UK subsidiary and the footwear business is now recorded as licensing income. The net effect of the loss of revenues from the bag business, and in the inclusion of the revenues from the footwear business, is that we expect licensing income for the full year to be slightly below last year's levels.

Profitability

Gross margin increased to 39.8% for the six month period to June 2002 from 39.4% in the comparable 2001 period due to improved product mix and manufacturing efficiencies.

In the same period, selling and marketing expenses decreased by $1.3 million or 2.7%. This decrease was due primarily to decreased advertising expenses after the successful introduction of the Head Intelligence racquets and Head Snowboard line in 2001.

General and administrative expenses remained broadly flat for the six month period to June 2002 compared to the six month period to June 2001.

As a result of the foregoing factors, operating losses for the six months ended June 30, 2002 decreased to $5.1 million from $5.4 million in the comparable 2001 period.

Although we recorded an improvement at the operating income line, our net loss increased to $12.8 million in the six month period to June 2002 from $4.2 million in the comparable period in 2001. This deterioration was mainly due to currency movements with the recent weakness of the U.S. dollar against the euro causing a majority of the $4.8 million exchange loss recorded. This exchange loss compares to a gain of $8.2 million recorded for the six months ended 2001.

However, the same currency movements have resulted in a $21.0 million increase in accumulated other comprehensive income on the balance sheet at June 2002 compared to December 2001. This is due to the increased U.S. dollar values of our euro denominated assets.

The net impact of the operating performance and the exchange rate movements resulted in our EPS declining from ($0.11) to ($0.34) for the six months ended June 30, 2002.

2002 Outlook

Given the current macro economic conditions, we are cautious about our full year financial results. Based on the financial results to date and current booking levels, while we now expect our full year results to be below our guidance communicated earlier in the year, we still see both sales (excluding footwear) and operating margins being slightly above last year's levels.

Consolidated Results

                                            For the Three Months      For the Six Months
                                               Ended June 30,           Ended June 30,
                                            --------------------      ------------------
                                              2001        2002          2001      2002
                                            --------    --------      --------  --------
                                                             (in thousands)
REVENUES

Total revenues............................. $ 75,555    $ 72,847      $ 152,915 $ 147,711

Cost of sales..............................   45,419      43,471         92,613    88,910
                                            --------    --------      --------- ---------
    Gross profit...........................   30,136      29,376         60,302    58,801
                                            ========    ========      ========= =========
    Gross margin...........................    39.9%       40.3%          39.4%     39.8%

Selling and marketing expense..............   23,950      24,039         49,081    47,777

General and administrative expense
    (excl. non-cash compensation
    expense and employee termination
    and other related costs)...............    8,155       8,116         15,419    15,293

Non-cash compensation expense..............      343         408            686       817

Employee termination and other
    related costs..........................       --          --            554        --
                                            --------    --------      --------- ---------
    Operating loss.........................   (2,313)     (3,187)        (5,438)   (5,085)
                                            ========    ========      ========= =========
Interest expense...........................   (2,698)     (2,713)        (5,506)   (5,349)

Interest income............................      270         164            581       326

Foreign exchange gain (loss)...............    3,428      (5,045)         8,166    (4,783)

Other expense, net.........................      (53)        (14)           (80)       (5)
                                            --------    --------      --------- ---------
    Loss from continuing
      operations before income taxes.......   (1,365)    (10,795)        (2,276)  (14,897)

Income tax benefit (expense)...............     (803)      1,504         (1,577)    2,049

Share of loss from equity investment,
  net of tax...............................     (322)         --           (322)       --
                                            --------    --------      --------- ---------
    Net loss............................... $ (2,490)   $ (9,290)     $  (4,175)$ (12,848)
                                            ========    ========      ========= =========


About Head

We have a rich heritage. Founded in 1950 by inventor Howard Head, today Head NV is a leading global manufacturer and marketer of branded sports equipment serving the skiing, tennis and diving markets. We have a world-class portfolio of premium brands, which includes Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets); Tyrolia (ski bindings); Penn (tennis balls and racquetballs) and Mares and Dacor (diving equipment).

Our strategic focus is to target the high margin, premium segments of our markets by developing highly innovative products sold at premium prices, a policy that we call "Superior Performance through Superior Technology".

We are a global company diversified in terms of both products and geography and one of the top suppliers of branded sports equipment to sporting goods retailers worldwide. Head offers a broad product range through over 30,000 accounts in over 80 countries.

We hold leading market share positions in all three of our product categories:
Winter Sports, Racquet Sports and Diving. We have a Licensing division to leverage value from and increase visibility of our brands outside the product categories covered by our product divisions.

Based on our fully integrated sales, marketing and distribution units in our major markets, as well as the strength of our innovative new products, we have been able to increase our market shares.

Our high performance products are used and endorsed by many of today's top athletes.

Please visit our website: www.head.com

Investor Contacts

US: Robert Kosian, Head of Investor Relations
Tel: +1-843-243-0606; e-mail: htmbk@aol.com

Europe: Clare Vincent, Head of Corporate Finance
Tel: +44-207-499 7800; Fax: +44-207-491-7725; e-mail: htmcv@aol.com

Ralf Bemhart, Chief Financial Officer
Tel: +43-1-701-79354; Fax +43-1-707-8940

This press release should be read in conjunction with the company's quarterly report for the period ended June 30, 2002

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HEAD N.V.

Dated: August 13, 2002                  By:  /s/ Johan Eliasch
                                           ---------------------------------
                                        Chairman and Chief Executive Officer